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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            COLLECTORS UNIVERSE, INC.
                                (Name of Issuer)


                          COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)


                                    19421R101
                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               [ ]  Rule 13d-1(b)
                               [ ]  Rule 13d-1(c)
                               [X]  Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13G


--------------------                                           -----------------
CUSIP NO.  19421R101                                           PAGE 2 OF 5 PAGES
--------------------                                           -----------------

================================================================================
    1      NAME OF REPORTING PERSONS/
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     Van D. Simmons
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (SEE INSTRUCTIONS)
                                                                         (a) [ ]
                                                                             [X]
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
--------------------------------------------------------------------------------
                           5      SOLE VOTING POWER

          NUMBER OF                     2,172,581
                           -----------------------------------------------------
           SHARES          6      SHARED VOTING POWER

          REPORTING                        92,850
                           -----------------------------------------------------
        BENEFICIALLY       7      SOLE DISPOSITIVE POWER

          OWNED BY                      2,172,581
                           -----------------------------------------------------
            EACH           8      SHARED DISPOSITIVE POWER

           PERSON                          92,850
            WITH
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          2,265,431
--------------------------------------------------------------------------------
    10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ] (See Instructions)
--------------------------------------------------------------------------------
    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                         8.91%
--------------------------------------------------------------------------------
    12     TYPE OF REPORTING PERSON   (See Instructions)

                          IN
--------------------------------------------------------------------------------



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ITEM 1.

       (a)    Name of Issuer: Collectors Universe, Inc.

       (b)    Address of Issuer's Principal Executive Offices:

                       1936 E Deere Ave., Suite 100
                       Santa Ana, California 92705

ITEM 2.

       (a)    Name of Person Filing: Van D. Simmons.

       (b)    Address of Principal Business Office:

                       1936 E Deere Ave., Suite 100
                       Santa Ana, California  92705

       (c)    Citizenship: United States of America.

       (d)    Title of Class of Securities: Common Stock, par value $.001

       (e)    CUSIP Number: 19421R101

ITEM 3.

       If this statement is filed pursuant Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

       (a)    [ ] Broker or dealer registered under Section 15 of the Act;

       (b)    [ ] Bank as defined in Section 3(a)(6) of the Act;

       (c)    [ ] Insurance Company as defined in Section 3(a)(19) of the Act;

       (d)    [ ] Investment Companyregistered under Section 8 of the Investment
                  Company Act;

       (e)    [ ] Investment Advisor registered under Section 203 of the
                  Investment Advisors Act of 1940;

       (f)    [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)

       (g)    [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)
                  (G) (Note, See Item 7);

       (h)    [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

       If this statement is filed pursuant to 13d-1(c), check this box. [ ]

ITEM 4. OWNERSHIP.

       (a)    Amount beneficially owned: 2,265,431 shares of Common Stock

       (b)    Percent of Class: 8.91%

       (c)    Number of shares as to such person has:

              (i)    sole power to vote or to direct the vote of: 2,172,581

              (ii)   shared power to vote or to direct the vote of: 92,850

              (iii)  sole power to dispose or to direct the disposition of:
                     2,172,581

              (iv) shared power to dispose or to direct the disposition of:92,850

       The 92,850 shares as to which the Reporting Person is deemed to share voting and dispositive power are owned by three grantor trusts for which the Reporting Person is the trustee and in that capacity has authority over the voting and disposition of those shares. The Reporting Person does not have any pecuniary interest in any of those shares.



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ITEM 5. OWNERSHIP OF 5% OR LESS OF CLASS.

       If this statement is being filed to report the fact that as of the date hereof the reported person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following: [ ]

ITEM 6. OWNERSHIP OF MORE THAN 5% ON BEHALF OF ANOTHER PERSON

       Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

       Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

       Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

       Not applicable.

ITEM 10. CERTIFICATION.

       Not applicable.



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                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        Van D. Simmons

Date:  October 25, 2000                 /s/  VAN D. SIMMONS
                                        ----------------------------------------
                                        Van D. Simmons



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